Page 1 of 11 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                                  DVI, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                   COMMON
             -----------------------------------------------------
                         (Title of Class of Securities)

                                 233343102
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 233343102                                      Page 2 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              200,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,862,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               200,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,884,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,084,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.    233343102                                  Page 3 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,961,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,961,100
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,961,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.   233343102                               Page 4 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            200,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             901,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             200,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       923,500

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,123,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  233343102                                Page 5 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,378,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,378,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,378,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  233343102                           Page 6 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              200,050
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,862,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               200,050
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,884,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,084,650
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                              Page 7 of 11 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
                 DVI, INC.
          (b)  Address of Issuer's Principal Executive Offices:
                 500 Hyde Park
                 Doylestown, PA 18901
          (c)  Title and Class of Securities:
                 COMMON

Item 2.   Identity and Background
          (a)  Name:
                 Baron Capital Group, Inc.  ('BCG')
                 BAMCO, Inc.  ('BAMCO')
                 Baron Capital Management, Inc.  ('BCM')
                 Baron Asset Fund ('BAF')
                 Ronald Baron
          (b)  Business Address:
                 767 Fifth Avenue
                 New York, NY 10153
          (c)  Present Principal Employment:
               BCG:             Holding company
               BAMCO:           Investment adviser
               BCM:             Investment adviser
               BAF:             Registered investment company
               Ronald Baron:    President: BCG, BAMCO, BCM; CEO OF BAF
               767 Fifth Avenue
               New York, NY 10153
          (d)  Record of Convictions:
               During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               BCG, BAMCO and BCM are New York corporations. BAF is a Massachusetts business trust. Ronald Baron is a citizen of the United States.

 Item 3.   Source and Amount of Funds or Other Consideration
           Reporting Person owns 50 shares of the Issuer directly, purchased by cash for an aggregate price of $297. BAMCO directed the purchase of 1,961,100 shares of the Issuer for its investment advisory clients for an aggregate purchase price of$26,318,447.
           Of those shares, 1,378,600 were purchased for the account of BAF for a total price of $17,466,410. BCM directed the purchase of 923,500 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $14,379,767 and 200,000 shares of the Issuer for an investment partnership for an aggregate price of $2,152,190. All of the shares were paid for by cash assets in the respective clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

                                                          Page 8 of 11 Pages


 Item 4.   Purpose of Transaction
           The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons.

 Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               BCG:             3,084,600     21.6%
               BAMCO:           1,961,100     13.7%
               BCM:             1,123,500      7.9%
               BAF:             1,378,600      9.7%
               Ronald Baron:    3,084,650     21.6%

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
               BCG:               200,000
               BAMCO:                   0
               BCM:               200,000
               BAF:                     0
               Ronald Baron:      200,050
               (ii)  shared power to vote or direct the vote:
               BCG:             2,862,000
               BAMCO:           1,961,100
               BCM:               901,000
               BAF:             1,378,600
               Ronald Baron:    2,862,000
               (iii) sole power to dispose or to direct the disposition:
               BCG:               200,000
               BAMCO:                   0
               BCM:               200,000
               BAF:                     0
               Ronald Baron:      200,050
              (iv)  shared power to dispose or direct the disposition:
               BCG:             2,884,600
               BAMCO:           1,961,100
               BCM:               923,500
               BAF:             1,378,600
               Ronald Baron:    2,884,600

              *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to the BAF shares) and pursuant to investment advisory relationships with advisory clients. Reporting Persons disclaim beneficial ownership of the shares for which they share power.


           (c) A schedule of transactions effected in the last sixty days is attached hereto.

                                                          Page 9 of 11 Pages

           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 16, 2001


                               Baron Capital Group, Inc., BAMCO, Inc.,
                               Baron Capital Management, Inc.  and
                               Baron Assert Fund
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, Chairman and CEO


                               Ronald Baron, Individually
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron